EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2014	2013
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$90,223	$137,359
Term deposits with banks	4,285	106
Financial assets, available-for-sale	3,952	6,367
Accounts receivables, net	2,269	3,122
Receivables from sales representatives	7,900	10,630
Inventories	154	266
Prepaid expenses and other current assets	17,027	18,544
	125,810	176,394
Non-current assets
Property and equipment	63,519	49,701
Investment properties	85,546	89,615
Intangible assets	37,732	21,423
Long term investment	100	100
Deferred income tax assets	196	98
Other non-current assets	1,108	1,766
	188,201	162,703
Total assets	$314,011	$339,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,418	$8,779
Deferred income and customer prepayments	84,869	84,704
Accrued liabilities	19,100	19,166
Income tax liabilities	3,848	2,635
	117,235	115,284
Non-current liabilities
Accounts payable	889	-
Deferred income and customer prepayments	3,971	5,660
Deferred income tax liabilities	6,842	4,591
	11,702	10,251
Total liabilities	128,937	125,535

Equity attributable to Company’s shareholders
Common shares	529	525
Treasury shares	(200,089)	(150,089)
Other reserves	161,242	161,950
Retained earnings	209,924	191,594
Total Company shareholders’ equity	171,606	203,980
Non-controlling interests	13,468	9,582
Total equity	$185,074	$213,562
Total liabilities and equity	$314,011	$339,097

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$22,465	$25,036	$93,252	$104,629
Exhibitions	38,183	33,237	97,017	85,636
Miscellaneous	2,219	1,791	7,943	7,257
	62,867	60,064	198,212	197,522
Operating Expenses:
Sales (Note 2)	20,749	20,540	60,805	61,958
Event production	9,728	9,322	25,080	24,403
Community and content (Note 2)	7,800	7,079	26,843	27,481
General and administrative (Note 2 & 3)	12,375	16,126	52,631	50,272
Information and technology (Note 2)	3,171	3,090	12,683	12,729
Total Operating Expenses	53,823	56,157	178,042	176,843
Profit on sale of property	-	-	-	15,410
Profit from Operations	9,044	3,907	20,170	36,089
Interest income	268	384	1,314	1,472
Gain on sale of available-for-sale securities	-	64	11	64
Interest expenses	(47)	-	(186)	-
Profit before Income Taxes	9,265	4,355	21,309	37,625
Income tax expense	(625)	(427)	(2,468)	(4,753)
Net Profit	$8,640	$3,928	$18,841	$32,872
Net (profit)/loss attributable to non-controlling interests	641	1,056	(511)	(137)
Net profit attributable to the Company’s shareholders	$9,281	$4,984	$18,330	$32,735
Basic net profit per share attributable to the Company’s shareholders	$0.31	$0.14	$0.57	$0.95
Shares used in basic net profit per share calculations	29,905,850	34,481,051	31,953,136	34,426,468
Diluted net profit per share attributable to the Company’s shareholders	$0.29	$0.14	$0.55	$0.91
Shares used in diluted net profit per share calculations	31,516,581	36,196,122	33,482,371	36,068,326

Note:	1. Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$19,525	$21,712	$81,873	$91,422
Print services	2,940	3,324	11,379	13,207
	$22,465	$25,036	$93,252	$104,629

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note:	2. Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$123	$153	$409	$539
Community and content	21	31	16	43
General and administrative	319	369	1,215	1,340
Information and technology	45	55	217	248
	$508	$608	$1,857	$2,170

Note:	3. General and administrative expenses consist of:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses (gains)	$9,957	$9,814	$40,307	$39,960
Amortization of intangible assets	1,149	1,138	7,496	3,235
Impairment charge on intangible assets	4	5,994	2,242	8,525
Foreign exchange losses (gains)	1,265	(820)	2,586	(1,448)
	$12,375	$16,126	$52,631	$50,272